EXHIBIT 20



FOR IMMEDIATE RELEASE          For more information, contact:
                               Vizhier Corpuz
                               NIKE Public Relations 503.671.4460
                               Hank Tauber
                               Marker 801.975.5803


                       NIKE AND MARKER ANNOUNCE AGREEMENT
                          TO CREATE SNOWBOARD EQUIPMENT


Beaverton, OR (July 22, 1997) - NIKE, Inc. (NYSE:NKE) and Marker International (NASDAQ:MRKR) of Salt Lake City, UT announced today a collaborative agreement to research, design and develop winter sports products including snowboards, snowboard boots and bindings. The collaboration, which commences today, joins the world's top athletic footwear and apparel brand with one of the world's premier winter sports companies.

"Marker is excited to team up with NIKE in the winter sports arena," said Hank Tauber, Chief Executive Officer of Marker. "The combination of Marker's technical expertise in winter sports products and NIKE's footwear expertise and overall brand strength makes for a great team."

"There are endless possibilities in snowboarding," said Andy Mooney, NIKE's Vice President of Equipment. "The synergy that this relationship creates, with both companies sharing strong research and design teams, will produce innovative, exciting products that will benefit athletes and excite the winter sports industry."

NIKE's new snowboard equipment is scheduled to be introduced to retailers by NIKE's global sales network in early 1999 and be available to consumers in Fall 1999. NIKE's new line of high performance, snowboard apparel will be available at retail this fall.

Marker International, through its subsidiaries in the United States, Germany, Japan, Switzerland, Austria and Canada, is a leading designer, manufacturer and marketer of alpine ski bindings, snowboards and related products.

NIKE, Inc., based in Beaverton, Oregon, is the world's leading designer and marketer of authentic athletic footwear, apparel and accessories for a wide variety of sports and fitness activities.